Exhibit 100.2

Companies Still Failing to Meet Customer Service Needs Across
Channels, New Survey from inContact Reveals

8 in 10 consumers are willing to switch companies due to poor customer service

SALT LAKE CITY – April 27, 2017 – inContact, Inc., a NICE company (Nasdaq:NICE), the leading provider of cloud contact center software unifying omnichannel routing, workforce optimization and analytics, today announced new research identifying gaps in customer satisfaction across 10 different customer service channels. The “inContact Customer Experience Transformation Benchmark Study” reveals that, across all channels, consumers are not getting the “fast resolution” they demand. Insights from the survey demonstrate the critical need for companies to improve their cross-channel customer experience, revealing that less than half of customers are satisfied with their experience, regardless of communication channel.

To gain further understanding into customer experience expectations, inContact surveyed consumers to determine their perceptions for where companies are falling short, how technology is affecting service, and consumer preferences for channels and methods of communication. The results confirmed that delivering excellent omnichannel customer service continues to be a major business pain point, revealing key areas where companies are not meeting consumer demands.

Some of the major findings include:

•	Consumers Still Prefer Speaking to a Human Customer Service Agent, Despite Industry’s Focus on Self-Service Channels
The study revealed that speaking to a live person is still the most preferred way to deal with customer service – less than half (42 percent) of respondents are satisfied with communication through Agent-Assisted and Self-Service channels. As businesses today explore and adopt automation technologies to improve contact center operations, they need to consider strategies and solutions where technology can augment human interactions – not replace them – in order to ensure fluidity between channels.

•	Email and Interactive Voice Response (IVR) are Most Frustrating Customer Service Channels
According to the results, IVR and email have the lowest consumer performance ratings and elicit the strongest emotions of anger, disgust and frustration. Consumers reported that these channels are less personalized, slow and do not provide complete information, and that the phone is the most preferred and effective method of communication. Specifically, the survey revealed that email is the least effective method of resolution, with over one-third reporting the issue as ‘still ongoing’ or ‘nothing more the company can do.’

•	Millennials Give Companies Poor Customer Service Ratings, Have Higher Expectations
Only 45 percent of millennials surveyed expressed satisfaction across customer service channels. Millennials cited that they expect brands to know their purchase history, be proactive and have seamless omnichannel integration. For self-service channels, such as websites, apps, bots and IVR, customer service ratings increased with age, further confirming that Gen X holds companies to higher standards.

•	Airlines, Retailers and Credit Card Companies Provide Highest Quality Customer Service
Several industries are leading the pack in driving better omnichannel customer experiences. At the same time, industries such as fast food, Internet providers and car rentals have the lowest-rated service as they fail to provide sufficient customer service. These industry-specific findings demonstrate the need to customize service channels based on users and on specific business needs.

“This important research confirms that, even as we make incredible advances in technology and automation, companies are still struggling to deliver consistent, excellent customer service across all touchpoints,” said Paul Jarman, CEO at inContact. “To stay competitive, businesses today need to win every interaction with their customers. Cloud contact center technology enables companies to meet and exceed consumers’ high expectations by deploying technology that enables seamless customer service, regardless of the channel.”

About This Report
inContact surveyed more than 700 consumers who had experienced a customer service interaction in the past three months. Data was collected between March 1 and 23, 2017. For more information and to download the full research report, please visit: http://response.incontact.com/2017-consumer-research

Additional Information
•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About inContact, a NICE company
inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Cheryl Andrus
cheryl.andrus@incontact.com
+1 (801) 320-3646

Investors Contact:
Marty Cohen
+1 551 256 5354 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.